SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 16, 2020.

TRANSLATION

Buenos Aires, April 16, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules and continuing with the communication dated April 15, and according to the requirement of CNV, it is reported that the modification of the rating made by Moody’s Investors Service from Caa2 to Caa3 includes the rating of the Senior Unsecured Notes Classes XXVIII, XXXIX, XLVII and L issued under the Global Medium-Term Note Program with a maximum nominal amount in circulation at any time of US$ 10,000,000,000 (US Dollars ten billion) or its equivalent in other currencies. Likewise, it includes the classification of the Series I Senior Unsecured Notes issued under the Frequent Issuer Regime. The respective report is attached. Lastly, it is informed that the referred agency does not rate negotiable securities of YPF S.A. in a national scale.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 17, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer